                                                Filed Pursuant to Rule 424(b)(1)
                                                           File Number 333-62842




                                   PROSPECTUS

                             BELL MICROPRODUCTS INC.

                          60,000 SHARES OF COMMON STOCK


         This Prospectus relates to the offer and sale of up to 60,000 shares of common stock, $.01 par value, of Bell Microproducts Inc., a California corporation, that may be offered and sold from time to time by entities who are currently shareholders of Bell Microproducts or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer. The selling shareholders may offer their shares from time to time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling shareholders. We will not receive any proceeds from the sale of shares by the selling shareholders. See "Plan of Distribution."

         Our common stock is traded on the Nasdaq National Market under the symbol "BELM." The closing sale price on June 18, 2001, as reflected on the Nasdaq National Market, was $9.49 per share.

                                   ----------

                FOR INFORMATION CONCERNING CERTAIN RISKS RELATING
               TO AN INVESTMENT IN BELL MICROPRODUCTS COMMON STOCK
                     SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.










                  The date of this prospectus is June 19, 2001

                                TABLE OF CONTENTS


                                                                    PAGE
                                                                    ----
ABOUT BELL MICROPRODUCTS.............................................3


RISK FACTORS.........................................................3


USE OF PROCEEDS......................................................6


SELLING SHAREHOLDERS.................................................7


PLAN OF DISTRIBUTION.................................................7


WHERE YOU CAN FIND MORE INFORMATION..................................8

                            ABOUT BELL MICROPRODUCTS

         Bell Microproducts Inc. was organized as a California corporation in 1987. We market and distribute a select group of semiconductor and computer products to original equipment manufacturers and value-added resellers. Semiconductor products include memory, logic, microprocessor, peripheral and specialty components. Computer products include disk, tape and optical drives and subsystems, drive controllers, storage systems, monitors, board-level products and computers. We also provide a variety of value-added services to our customers, including subsystem testing, software loading, mass storage and computer systems integration, disk drive formatting and testing, and the packaging of electronic component kits to customer specifications.

                                  RISK FACTORS

         You should carefully consider the following risk factors, together with other information contained or incorporated by reference in this prospectus, in evaluating whether to invest in our shares.

IF WE CANNOT EFFECTIVELY MANAGE OUR GROWTH, OUR BUSINESS MAY SUFFER.

         Our growth in recent years has placed, and continues to place, a significant strain on our management, financial and operational resources. This growth also increases demand on our professional and technical services, sales, information systems, marketing and customer service and support functions. We intend to continue to pursue our growth strategy through increasing our sales efforts for existing and new solution and component offerings, increasing geographical sales coverage and strategic acquisitions. Continued growth will require increased personnel, expanded information systems and additional financial and administrative control procedures. We may not be successful in our efforts to manage growth. If we do not properly manage our planned growth, our financial condition and common stock price may suffer.

WE ARE DEPENDENT ON MANUFACTURERS AND WOULD SUFFER IF WE LOST ANY SIGNIFICANT MANUFACTURER OR FACED A PRODUCT SHORTAGE.

         We are highly dependent on manufacturers for substantially all of the products that we sell. Three manufacturers provided products that represented 47% and 41% of our sales in 1999 and 2000. The loss of any significant manufacturer could harm our financial condition and results of operations. In the past, significant manufacturers have terminated distribution arrangements with us, and significant distribution relationships could be terminated in the future. Our distribution agreements are cancelable on short notice. Our reliance on manufacturers leaves us vulnerable to having an inadequate supply of required products, price increases, late deliveries and poor product quality. From time to time we, like other distributors in our industry, experience supply shortages and are unable to purchase our desired volume of products. If we are unable to enter into and maintain satisfactory distribution arrangements with leading manufacturers and an adequate supply of products, our sales could suffer considerably.

THE CYCLICAL NATURE OF THE STORAGE, SEMICONDUCTOR AND COMPUTER INDUSTRIES COULD HURT OUR OPERATING RESULTS.

         The storage, semiconductor and computer industries have historically been characterized by fluctuations in product demand and supply, and, consequently, severe fluctuations in price. Over the past several years, the data storage and computer products industries have experienced significant unit volume growth that has, in turn, increased demand for many of the products we distribute. In the event of a shortage of our products, our operating results may depend on the amount of product allocated to us by manufacturers and the timely receipt of such product.

         If the industries in which we operate experience a significant downturn in demand or excess production levels, we may experience an excess supply of the products we sell, and our gross margins may suffer. Although our distribution agreements with manufacturers provide us with limited price protection and certain rights of return, rapid increases in supply levels caused by a shortfall in demand or excess production could hurt our sales or gross margins. In addition, many of our customers in the storage and computer products industries are subject to the risks of significant shifts in demand and severe price pressures by their customers, which may increase the risk that we may not be able to collect accounts receivable owed by some of our customers. If we are unable to collect our accounts receivable, our results of operations and financial condition may suffer.

THERE COULD BE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

         Our quarterly operating results have in the past and could in the future fluctuate substantially. Our operating expense levels are based in part on expectations of future sales. If sales or gross margins in a particular quarter do not meet expectations, operating results could suffer. Factors affecting our quarterly operating results include:

         o        the loss of key manufacturers or customers;

         o        price competition;

         o        problems incurred in managing inventories;

         o        a change in the product mix sold by us;

         o customer demand, including the timing of purchase orders from significant customers;

         o changing economic conditions in North and South America and Europe;

         o our ability to manage credit risk and collect accounts receivable;

         o        our management of foreign currency exposure;

         o        availability of product from manufacturers; and

         o        the timing of expenditures in anticipation of increased sales.

         Due in part to manufacturer rebate programs, a larger portion of our gross profit has historically been reflected in the third month of each quarter than in each of the first two months of each quarter. In addition, we often experience increased sales volume near the end of each quarter, which also causes us to report higher gross profit levels in the third month of each quarter than in each of the first two months of each quarter. If we do not receive products from manufacturers or complete sales in a timely manner at the end of a quarter, or if rebate programs and marketing development funds are discontinued, our operating results in a particular quarter could suffer. In various periods in the past, our operating results have been affected by all of these factors. In particular, price fluctuations in the disk drive and semiconductor industries have affected our gross margins in recent periods.

OUR FINANCIAL OBLIGATIONS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS.

         We have raised significant funding through debt, some of which bears interest at fixed rates and some at variable rates. We are required to meet financial tests on a quarterly basis and comply with other covenants customary in secured financings. If we do not meet debt covenant requirements, our lenders may demand immediate repayment of amounts outstanding. Changes in interest rates may have a significant effect on our operating results. Furthermore, we are dependent on credit from our manufacturers to fund our inventory purchases. If our debt burden increases to high levels, our manufacturers may restrict our credit. Our cash requirements will depend on numerous factors, including the rate of growth of our sales, the timing and levels of products purchased, payment terms and credit limits from manufacturers, the timing and level of our accounts receivable collections and our ability to manage our business profitably.

         Our ability to satisfy our existing obligations will depend upon our future operating performance, which may be affected by prevailing economic conditions and financial, business and other factors described in this prospectus, many of which are beyond our control. If we are unable to service our debt obligations, we may be forced to adopt one or more strategies that may include actions such as reducing or delaying capital expenditures or otherwise slowing our growth strategies, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We do not know whether any of these actions could be effected on satisfactory terms, if at all. Any equity financing may be on terms that are dilutive or potentially dilutive. If we are unable to successfully manage our debt burden, our financial condition would suffer considerably.

WE ARE SUBJECT TO THE RISKS OF INTERNATIONAL OPERATIONS, WHICH MAY HURT OUR PROFITABILITY.

         We believe that international sales will represent a substantial and increasing portion of our net sales for the foreseeable future. Our international operations are subject to a number of risks, including:

         o        fluctuations in currency exchange rates;

         o difficulty in collecting accounts receivable due to longer payment cycles common in foreign markets;

         o        political and economic instability;

         o        difficulty in staffing and managing foreign operations;

         o import and export license requirements, tariffs, taxes and other trade barriers; and

         o the burden of complying with a wide variety of foreign laws, treaties and technical standards and changes in those regulations.

         The majority of our revenues and expenditures in our foreign subsidiaries are transacted in the local currency of the country where the subsidiary operates. For each of our foreign subsidiaries, the local currency is also the functional currency. Fluctuations in currency exchange rates could cause our products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. To the extent our revenues and expenses are denominated in currencies other than U.S. dollars, gains and losses on the conversion to U.S. dollars may contribute to fluctuations in our operating results. In addition, we have experienced foreign currency remeasurement gains and losses because a significant amount of our foreign subsidiaries' remeasurable net assets and liabilities are denominated in U.S. dollars rather than the subsidiaries' functional currency. As we continue to expand globally and the amount of our foreign subsidiaries' U.S. dollar or non-functional currency denominated remeasurable net asset or liability position increases, our potential for fluctuations in foreign currency remeasurement gains and losses will increase. We have in the past, and expect in the future, to enter into hedging arrangements and enter into local currency borrowing facilities to reduce this exposure, but these arrangements may not be adequate. Furthermore, payment cycles for international customers are typically longer than those for customers in the United States. Unpredictable sales cycles could cause us to fail to meet or exceed the expectations of security analysts and investors for any given period. Further, foreign markets may not continue to develop. If we are unable to manage these risks effectively, our operating results and financial position could be harmed.

OUR GROWTH PLANS DEPEND IN PART ON OUR ABILITY TO SUCCESSFULLY COMPLETE AND INTEGRATE ACQUISITIONS.

         An important part of our growth has been the acquisition of complementary businesses. We may choose to continue this strategy in the future. Our identification of suitable acquisition candidates involves risks inherent in assessing the value, strengths, weaknesses, overall risks and profitability of acquisition candidates. We may be unable to identify suitable acquisition candidates. If we do not make suitable acquisitions, we may find it more difficult to realize our growth objectives.

         The process of integrating new businesses into our operations, including our recently completed acquisitions, poses numerous risks, including an inability to assimilate acquired operations, information systems, internal control systems and products; diversion of management's attention; difficulties and uncertainties in transitioning the business relationships from the acquired entity to us; and the loss of key employees of acquired companies. In addition, future acquisitions by us may be dilutive to our shareholders, cause us to incur additional indebtedness and large one-time expenses or create goodwill or other intangible assets that could result in significant amortization expense. If we spend significant funds or incur additional debt, our ability to obtain necessary financing may decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to successfully complete any acquisitions, that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete.

WE COULD SUFFER A SURPLUS OF OBSOLETE OR UNMARKETABLE INVENTORY.

         Franchise distribution agreements often provide us with limited inventory management protection, including price protection and inventory return rights. While we purchase a substantial amount of inventory under franchise distribution agreements, we also purchase significant amounts of inventory without the limited protection that franchise distribution agreements often provide. Without the benefit of effective price protection or inventory return rights for our inventory purchases, we bear the sole risk of obsolescence and price fluctuations, which could harm our operating results. Even when our franchise distribution agreements provide us with price protection and inventory return rights, they may be ineffective when the products in our inventory become obsolete or unmarketable, or when the manufacturers of those products have financial difficulty. In those events, we may be unable to return the products to the manufacturer or to collect refunds for those products in a timely manner, or at all.

WE MUST BE ABLE TO MANAGE RAPID TECHNOLOGICAL CHANGE.

         Many of the products we sell are used in the manufacture or configuration of a wide variety of electronic products. These products are characterized by rapid technological change, short product life cycles and intense competition and pricing pressures. Our continued success depends upon our ability to continue to identify new, emerging technologies, develop technological expertise in these technologies and continually develop and maintain relationships with industry leaders. If we are unsuccessful in our efforts, our results of operations and financial condition may suffer.


                                 USE OF PROCEEDS

         Bell Microproducts will not receive any proceeds from the sale of any of the shares offered hereby.

                              SELLING SHAREHOLDERS

         Set forth below are the names of the selling shareholders, the number of shares of Bell Microproducts common stock beneficially owned by each of them on the date hereof, the number of shares offered hereby and the percentage of common stock to be owned if all shares registered hereunder are sold by the selling shareholders. We issued the shares to the selling shareholders in May 2001 in connection with our acquisition of certain assets. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.



                                                            NUMBER OF                    NUMBER OF
                                                             SHARES                        SHARES                    % OWNED
                                                          BENEFICIALLY                     OFFERED                    AFTER
        NAME                                                  OWNED                        HEREBY                    OFFERING
        ----                                              ------------                   ---------                   --------
M.M.A. (Maximum Management                                   280,000                       30,000                      1.5%
   Advice) Holding B.V. (1)

B.A.S.I.C. (Business, Advice,                                280,000                       30,000                      1.5%
   Strategy, Investment &
   Coordination) B.V. (2)


(1) This entity is wholly-owned by Willem Manten.

(2) This entity is wholly-owned by Wessel Graatsma

                              PLAN OF DISTRIBUTION

         The selling shareholders may sell the shares of common stock on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. When used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the named selling shareholders after the date of this prospectus. We will pay all expenses associated with registering the selling shareholders' shares, including legal fees incurred by the selling shareholders. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares. The common stock may be sold in:

         - a block trade, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         - transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

         - an exchange distribution in accordance with the rules of such exchange; and

         - ordinary brokerage transactions and transactions in which the broker solicits purchases.

         The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may, from time to time, authorize underwriters acting as their agents to offer and sell the common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act.

         All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-21528) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         2.       Quarterly Report on Form 10-Q for the quarter ended March 31,
                  2001;

         3.       Proxy Statement for the 2001 Annual Meeting of Shareholders;

         4.       Current Report on Form 8-K filed May 29, 2001;

         5. The description of Bell Microproducts common stock which is contained or incorporated by reference in the Registration Statement on Form 8-A dated April 14, 1993 which was declared effective by the Securities and Exchange Commission on June 14, 1993.

         You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:


                  Remo E. Canessa
                  Chief Financial Officer
                  Bell Microproducts Inc.
                  1941 Ringwood Avenue
                  San Jose, California  95131
                  (408) 451-9400

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.